

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 28, 2020

Michael Kidd
Chief Financial Officer
C21 Investments Inc.
885 West Georgia Street, 19th Floor
Vancouver, British Columbia V6E 3H4
Canada

> **Re: C21 Investments Inc.**
> **Form 20-F for the Fiscal Year Ended January 31, 2020**
> **Filed July 14, 2020**
> **File No. 000-55982**

Dear Mr. Kidd:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended January 31, 2020

Exhibit 15.1
Management's Discussion and Analysis
Completed Acquisitions, page 4

1. Please provide us with your significance testing results for your acquisition of Silver State Cultivation LLC and Silver State Relief LLC on January 15, 2019 and for your acquisition of Swell Companies Limited on May 24, 2019. In your response, tell us what consideration you have given to providing audited financial statements within Form 6-K for material acquisitions. Additionally, help us to better understand your disclosure in your Form 6-K filed on April 30, 2019 in which you conclude that you are unable to obtain audited financial statements for the Silver State acquisition for periods prior to the second six months of 2018. Reference is made to Rule 3-05 of Regulation S-X.

Exhibit 99.2
Report of Independent Registered Public Accounting Firm, page 1

2.   Please amend your filing to include the signature of your independent registered public accounting firm on their report. Reference is made to Rule 2-02 of Regulation S-X.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Jennifer Monick, Assistant Chief Accountant, at (202) 551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction